Filed by TRI Pointe Homes, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TRI Pointe Homes, Inc.

Commission File No. 1-35796

Conference Call Transcript

TPH – TRI Pointe Homes, Inc. Proposes to Combine with Homebuilding Subsidiary of Weyerhaeuser Company

Conference Call Date/Time: November 4, 2013/8:30 a.m. ET

Operator:

Greetings and welcome to the TRI Pointe Homes conference call. At this time all participants are in a listen-only mode. A brief question-and-answer session will follow the presentation. If anyone should require Operator assistance during the conference, please press star, zero, on your telephone keypad. As a reminder, this conference is being recorded.

It is now my pleasure to introduce your host, Brad Cohen with ICR. Thank you, Mr. Cohen, you may begin.

Brad Cohen:

Thank you, Operator. Good morning. Welcome to TRI Pointe Homes call to discuss the pending combination with Weyerhaeuser Real Estate Company, the wholly owned home building and real estate subsidiary of Weyerhaeuser Company, and to discuss the recent announcement. I would like to direct everyone’s attention to the Investor Relations section of Weyerhaeuser’s and TRI Pointe’s web site where you will find copies of the respective company’s press release and the investor presentation that management will walk through on this call today.

In addition, a filing on Form 8-K describing the transaction has been made with the Securities and Exchange Commission. Before we start off with the call, I would like to say that we’ll be discussing certain matters that inherently involve forward-looking statements and proposed transactions that ultimately may or may not be consummated. As a result, I would caution our audience to refer to the risk factors included in the Company’s SEC reports, as well as the cautionary language that appears at the beginning of the slides and other written materials where you’ll find a more detailed discussion of those inherent risks and uncertainties. Also in connection with the proposed transactions we will be discussing today, we plan to file certain documents with the SEC in the future which, again, we would encourage all investors to read because they will contain important information. Those documents can be found, when filed, on the SEC’s web site.

With that, let me turn the call over to Mr. Doyle Simons, President and Chief Executive Officer of Weyerhaeuser.

Doyle Simons:

Good morning everyone and thank you for joining us to discuss this exciting announcement regarding the combination of Weyerhaeuser Real Estate Company, or WRECO as it’s known, and TRI Pointe Homes. I’m joined by Doug Bauer, Chief Executive Officer of TRI Pointe. We are here in Southern California where TRI Pointe is headquartered and where WRECO’s largest homebuilding subsidiary, Pardee Homes, also has its headquarters. We are also joined on the call by TRI Pointe’s Chairman, Barry Sternlicht, who is in New York.

As highlighted on Slide 4, TRI Pointe and Weyerhaeuser have entered into an agreement whereby WRECO and TRI Pointe will combine in a Reverse Morris Trust transaction, which is expected to be tax-free, valued at approximately $2.7 billion. This transaction will establish TRI Pointe as one of the ten largest home builders in the United States with an estimated equity market capitalization of approximately $2.5 billion and provide Weyerhaeuser shareholders with the opportunity to own shares in one of the largest homebuilders in the country. In addition, the combined company will own or control approximately 30 thousand lots in some of the nation’s most attractive housing markets, including approximately 19 thousand lots in California.

We have great respect for TRI Pointe’s and WRECO’s Management teams. The combination of TRI Pointe’s senior management team with WRECO’s strong local franchises and management team will ensure the combined company maximizes its long-term growth potential.

Slide 5 provides an overview of the transaction. The $2.7 billion RMT transaction consists of 130 million shares of TRI Pointe stock and a cash payment of approximately $700 million to Weyerhaeuser. At closing, Weyerhaeuser will distribute ownership of WRECO to Weyerhaeuser shareholders in either a spinoff or a split-off. Weyerhaeuser shareholders will ultimately own approximately 80.5% of TRI Pointe shares and the pre-transaction TRI Pointe shareholders will own approximately 19.5% of the shares. The Board will expand from seven to nine directors with TRI Pointe naming five and Weyerhaeuser naming four Directors. Barry Sternlicht will be the Chairman, and Doug Bauer will be the CEO and a Director. The headquarters will continue to be in Irvine, California. The transaction is expected to close in the second quarter of 2014, subject to customary closing conditions and TRI Pointe shareholder approval.

Importantly, Starwood and TRI Pointe Management have agreed to vote 40% of the outstanding TRI Pointe shares in favor of the transaction.

As highlighted on Slide 6, the goal of the Weyerhaeuser Board strategic evaluation process for WRECO was to position WRECO to realize its full potential and to maximize value for Weyerhaeuser shareholders. As part of this review, the Board ran a thorough and robust process, evaluated all available options and concluded that the combination with TRI Pointe met the stated goals. This combination creates a strong, well-capitalized, standalone homebuilder with significant long-term growth potential and a vehicle for Weyerhaeuser shareholders to own a pure play homebuilder. This transaction will also result in a more focused Weyerhaeuser Company going forward.

As a result of this transaction, Weyerhaeuser will be a forest products company with reduced earnings volatility and a capital allocation policy focused on returning cash to shareholders through a growing and sustainable dividend and share repurchases, when appropriate, investing in our businesses through high-return capital projects, pursuing growth opportunities, and maintaining an appropriate capital structure. Importantly, the RMT transaction is expected to be tax-free to Weyerhaeuser and its shareholders.

Before I hand it over to Barry, let me just say how impressed I am by the senior management team at TRI Pointe and how pleased we are with the confidence that Barry has placed in this group.

Now I’ll turn it over to Barry Sternlicht, the Chairman of TRI Pointe, to talk about the benefits of this transaction.

Barry Sternlicht:

Thank you. Good morning everyone. And I’m based in Connecticut, not New York, and so if I live here, I have to point that out.

We’re very happy to be here today, and as you know, we’ve been active investors in the home building and all segments of real estate and when we chose to get in the home building market several years ago, we knew that the most important thing in this industry was to find the best management team. And as many of you know, if you were around for our IPO just about 11 months ago, we were enamored with the team of Doug Bauer and Tom Mitchell and Mike Grubbs, and I’m glad to see that Weyerhaeuser chose them also as the best horse to ride and build great shareholder value going forward. I think they are among the tightest, most disciplined executives that I’ve run into in my career, so we’re quite pleased that Weyerhaeuser is entrusting us with their great home building company and creating even a better company in merged scale.

We knew from the start that we had significant experience running a larger company. As you know, our management team at TRI Pointe spent most of their youth in the William Lyon Company and they have had extensive experience across many markets on the West Coast for more than 20 years through many cycles. So we’re extremely proud of the opportunity today to expand into other markets that we targeted like Arizona, Texas, Seattle, Vegas and other Western markets, as well as some East Coast markets. The Management team knows these markets well and it would be just a matter of time before we expanded there, so now we get to go there all in one fell swoop. That’s a very time-efficient use of management’s time growing. When we grow the company to 30,000 lots, which creates a long-term pipeline, which is very important to us as we studied this transaction, particularly their holdings in Pardee in Southern California in the San Diego market and the L.A. County markets, which are completely synergistic with our existing holdings in those markets. As you know, with almost 20,000, or two-thirds of the lots in the California market, we expect that we will enjoy the benefits of this merger for several years. And I also point out in many transactions that I’ve been involved in, certainly of this scale, often they are dilutive in the first year. We expect this to be accretive in year one and every year after that. So, we’re also here to build a long-term value and we think these are great assets with great management teams. This isn’t a broken company, WRECO; it is a very strong company, and Weyerhaeuser’s decision to exit the business was really a matter of focusing their shareholders on their larger business, which is their forest products business, and not the home building sector, so it’s a perfect move, I think, for WRECO, for Weyerhaeuser, and a great opportunity for TRI Pointe, which we were able to capitalize.

When we concluded our due diligence, in fact we enforced our earlier view that the management teams in the subsidiary companies of WRECO were terrific; they had strong local reputations and very strong local brands, and our job will really be to work with them to provide capital to them, to grow their subsidiaries and do it in an efficient manner to maximize shareholder value and return on equity. And all of this, I think at the end of the day, including the WRECO directors, we have the view of maximizing long-term value of this Company, and that providing scale in this industry at this point was very important. You may think the housing market will mumble or stumble a little bit in the short period as rates rise, but there’s no question the home building market is in for multiple years of expansion given the demographics and the household formation in the United States. So we think we’re building, in one fell swoop, the ninth largest homebuilder by market cap and it will eliminate, we hope, a discount we had with the small floats that we had prior to this merger.

I’ll mention again that WRECO’s key positions in these terrific California markets are hard to enter. They’re in many cases mature communities where we can underwrite and certainly the near term growth with some—with a low standard deviation, if you will. And again, WRECO’s deep local experienced teams in these markets are ready for expanding in their own right. So we have a similar culture of being customer-focused, which is really what Doug has built and led, building excellent quality homes for their customers and operating with integrity, all with an eye at growing profitably in the future.

They’ve also targeted markets where we wanted to get long land, particularly in California, and these were markets we wanted to pursue, and we did so aggressively when this opportunity came up, and so in less than nine months of being public, we now found the perfect merger partner to accelerate our growth for both companies and for the TRI Pointe team going forward. One of our conditions to the merger was that our team stay in place, and in fact, Weyerhaeuser was—knows our team also, by reputation and some men personally, and I think they know that how good a group they are, and I think that’s what drove their selection of us as the preferred bidder in this, really merger of two great companies, as opposed to one completely buying the other. And with the transaction, we’ll also strengthen our balance sheet.

So I will say again, I’m delighted that the transaction is expected to be accretive in every year going forward and we feel fortunate that merging this Company, this will be great, the combination of a great company for years to come. So, I will be staying on as Chairman of the TRI Pointe Board and look forward to working with Doug and his team, and the Weyerhaeuser directors going forward.

With that, I’ll turn the call back to Doug.

Doug Bauer:

Thank you, Barry. My remarks will be organized around two topics. First, I’d like to place the callers on the histories of TRI Pointe and WRECO, and lastly, talk specifically about the powerful combination.

But allow me to first say how excited we are at TRI Pointe. To take TRI Pointe to the next level in a manner that truly complements of business we started only a few short years ago, and took public less than 10 months ago. This is a powerful combination that provides us with the land and team necessary to emerge as one of the pre-eminent builders in the country with a focus on high growth in lot-constrained markets.

Let me jump in on page 10 and provide a brief history of TRI Pointe. We are a leading regional merchant homebuilder focused on attractive California and Colorado markets, both are states where we have extensive local knowledge and key land developer relationships. This approach is a critical reason behind our success thus far. We build across a variety of price points and home sizes which has provided us flexibility to pursue a wide array of land acquisition opportunities. We have been successfully executing our business plan, resulting in strong growth across key metrics for the last 12 months.

Moving on to the attributes of WRECO on Slide 12, let me provide some further color on the strength and quality of WRECO’s operations, which is really quite evident. WRECO has been one of the largest and most respected homebuilders in the nation for years, most recently ranked 17th by closing volume, 13th by revenue as of 2012. These rankings are statements to the quality of WRECO’s management, product, and mix as they show a focus on not just building for deliveries, but building for profitability and customer satisfaction. WRECO also leads in the all-important area of local trusted brands in attractive markets with economic and demographic growth and stability. These markets are comprised of seven states with 10 sub-markets and respected brands helping capture a diversity of buyers.

WRECO brings to the table a formidable land position and strategy as evidenced by their over 27,000 lots in land-constrained markets. Of equal importance is WRECO’s focus on keeping their land strategy on the local level, giving local operators with the most granular knowledge and the strongest relationships the flexibility to source and develop the best locations. In the end, you’re only as good as your team, the quality of your product, and most importantly, your reputation and customer service. WRECO’s highly experienced operating teams with an average tenor of 20 years, and their 95% willingness to refer ratings make them one of the best group of operators in the business.

Now moving on to Slide 13, WRECO’s markets are located in states with high forecasted growth and a history of consistent economic and demographic strength. In the West, California, Arizona and Las Vegas are expected to continue strong growth in pricing and demand while the Puget Sound area continues to benefit from growth in multiple industries. Houston is characterized by economic and population expansion and continues to be one of the leading permit markets in the nation. The Greater Washington, D.C. area has historically seen relatively steady economic growth over time. This relative stability provides us with confidence in the long-term attractiveness of this market.

Let’s now go to Slide 14. This combination is powerful, and a natural fit, creating a leading national homebuilder with a regional focus. In this case, the sum is greater than the parts. TRI Pointe’s industry-leading Management team will be a force multiplier to WRECO’s market-leading franchises and the resources of their exceptional on-the-ground Management teams. The combined operations of both companies will give the new TRI Pointe over 29,000 lots, a stronger and deeper California market position, a relatively high average selling price product line, land positions and brand recognition in the nation’s most attractive housing markets, along with the benefits of a strong and experienced leadership team.

From a financial standpoint, this combination results in a business with some of the best margins in the industry, a strong balance sheet allowing for continued growth and earnings accretion for all the TRI Pointe shareholders.

Moving on to Slide 15, Slide 15 illustrates the excellent geographic match this combination creates. Out of the 27,000 lots TRI Pointe gains, more than 16,000 are located in California, effectively strengthening our operations and competitive position in the state, which happens to be one of the country’s largest and strongest new home markets in a market that we know intimately. The combination also provides TRI Pointe with an entry into other high-growth markets that exhibit favorable long-term economic and demographic fundamentals, including Houston, Phoenix, Washington, D.C., Las Vegas and Seattle. Importantly, the experienced Management teams in these markets have proven operational experience, expertise. Each market is different, and the ability to take a tailored approach to product development, marketing and sales is a distinct competitive advantage. The beauty of this combination is that we hit the ground running at all six operating companies once we close.

As I noted before, local brands and knowledgeable management are crucial in home building. Every market is different, and one size does not fit all. TRI Pointe will have an unrivalled suite of locally recognized and trusted brands with a talent pool to manage and grow them.

Now, please turn to Slide 16. The addition of the WRECO markets and their local Management team is crucial. In our business, we have proven that there are material benefits to being a local market leader, especially if you’re in the Top 10. WRECO brings a Top Five market position in six of their eight markets, and Top 10 in seven of those eight. Five of those markets are currently operating at less than 25% of peak housing permit levels, as shown on the chart at the bottom of the page, and are demonstrating some of the highest growth in the nation, resulting in exceptional growth opportunities for TRI Pointe as we move forward.

Moving to Slide 17, the pro forma land position of TRI Pointe will be strengthened in some of the nation’s best home markets, and in the sweet spot of our peer group with an estimated nine years of supply of land and lots. This approach will enable us to meet growing demand and increase our deliveries, while maintaining a responsible level of land exposure in these key markets. With over 30,000 lots in eight markets, we will have ample land to meet all of our short-term business plan needs, and it also provides optionality.

Let’s now move to Slide 18. This next slide highlights the profound change the combination will make relative to our public homebuilder market peer group. Upon closing, based on estimated combined equity and market value, TRI Pointe will be one of the 10 largest homebuilders in the United States. There is additional potential for us to refine our combined operations and add to our ancillary business opportunities over time.

Turning to Slide 19, we provide a quick look at TRI Pointe on a pro forma basis. TRI Pointe will be a financially strong and flexible enterprise to meet future market conditions. We’ll have ample liquidity and dry powder to take advantage of opportunities in our markets, while our debt position will be conservative and in line with our peer group. Coinciding with the closing of the transaction, we will complete a debt issuance of senior unsecured notes. Importantly, financing for this transaction has been obtained from Deutsche Bank Securities and Citigroup for this transaction.

In summary, as noted on Slide 20, this is a transformational and powerful combination of management experience and leadership that will be operating one of the largest and best-positioned homebuilders in the country. It overlays WRECO’s leading brands, regional management talent, strong land positions, with the TRI Pointe Management public company experience and a vision for growth and strong industry relationships.

The ability hit the ground running with minimal integration at the operating level provides for a clear path of execution. Additionally, the combination provides for increased market capitalization and shares outstanding, providing for greater access to the capital markets and an expanded shareholder base.

Thank you for letting us share this exciting news with you today. We look forward to leading this national homebuilder with a regional and local focus and taking TRI Pointe to the next level.

Before we open up the line for a few questions, let me remind you that we are not at liberty to discuss any additional details beyond the presentation and press release today, and have not reported our third quarter results. We will be filing a proxy with additional details, and once it is filed, we will be able to provide additional information.

With that, Operator, open up the lines for a few questions.

Operator:

Thank you. We’ll now open the question and answer session. If you’d like to ask a question, please press star, one, on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star, two, if you would like to remove your question from the queue. For participants who are using speaker equipment, it may be necessary to pick up your handset before pressing those star keys. Once again, if you’d like to ask a question today, please press star, one on your telephone keypad.

Our first question is coming from Will Randow from Citi. Please proceed with your question.

Will Randow:

Hey, good morning guys and thanks for taking my question.

Doug Bauer:

Hi Will.

Will Randow:

Doug, when you—I guess on a historical basis because you might not want to dive into details, but when you looked at these regions or call it some of the new markets, most of which you’ve managed over at your predecessor employer, can you talk about where you want to get heavier or lighter historically in regards to these markets?

Doug Bauer:

Well, Will, with, you know, over 30,000 lots, we’re well-positioned in all the marketplaces and having that operational team in place allows us to really maximize our growth opportunities in each one of those marketplaces. I haven’t placed heavy emphasis on either one. Obviously, California has the predominance of the lots, and we view that, number one, as it’s right in our sweet spot, it’s in our wheelhouse. We know California, as you know, very well. And number two, It provides great optionality. WRECO’s Pardee operations, having lots in the Inland Empire and San Diego and Los Angeles where we’re not as heavily located, provides an excellent footprint for growth in California, and establishing a strong brand, both on the Pardee and TRI Pointe level.

Will Randow:

Thanks for that. And then as a follow-up, maybe Doug and Mike, if you can speak to, number one, how you think about if there’s opportunity to increase asset turns? And what the pro forma cap structure may look like including net debt to cap leverage?

Doug Bauer:

Well, as we noted in our earlier comments, and I believe it’s on Slide 19, we look at the debt book to capitalization on a combined basis of roughly 43%. So we feel that is a prudent level. Our combined company has a very strong pro forma liquidity, and as I mentioned earlier, ample dry powder to grow the business and grow the operations at WRECO and TRI Pointe.

Will Randow:

Great. Thanks again guys and I look forward to speaking with you.

Doug Bauer:

Thanks Will.

Operator:

Thank you. Our next question today is coming from Nishu Sood from Deutsche Bank. Please proceed with your question.

Nishu Sood:

Thanks. Good morning everyone. Congratulations on the announcement. I wanted to ask Doug about differences in land strategy. So when TRI Pointe was founded, it was founded, you know, on the principle of managing land risk, keeping land supply kind of contained to perhaps three or four years, and some of WRECO’s assets are much longer term, obviously, especially in California. So I was just wondering in a combined entity, how would you think about reconciling those going forward? Could it imply a change in strategy or, you know, managing those assets or shutting some of those assets? How are you thinking about that going forward?

Doug Bauer:

Hi Nishu, thanks. That’s a great question. If you break down the four operation companies that WRECO currently has in Seattle, Arizona, Houston, and Washington, D.C., they actually fit the TRI Pointe model perfectly. Each one of those companies operates with turning their inventory and maintaining an inventory of approximately three to four years. California, and especially, as you pointed out, the Pardee operation, does expand our land holdings, but as I mentioned California is right in our wheelhouse. We know those markets intimately and it provides us an immediate platform for growth in building our housing division in Los Angeles, Inland Empire, Sand Diego and obviously Orange County. Some of the longer land assets will provide us optionality, frankly, whether it’s increased land sales, different sorts of land ventures or co’s or what have you. It provides all kinds of optionality and that’s one of the more attractive opportunities that this merger provides TRI Pointe.

Nishu Sood:

Got it, great. No, that’s helpful color. So when you looked at the Pardee Southern California assets, you saw sufficient breadth that would allow you to accelerate community kind of openings and obviously I imagine there’s depth there as well, some positions that are just very long time-wise.

Doug Bauer:

Yes. Nishu, the assets in California are, we think, very accretive, especially you pick on San Diego, for example, which is a very lot and land-constrained market, very entitlement-constrained, and Pardee offers some of the best assets, frankly, in San Diego in a very undersupplied market. So we feel that has, you know, significant opportunities for increased earnings potential just when you look at San Diego. And the same is true for the Inland Empire and Los Angeles. Each one of those sub-markets, as we always focus on our sub-markets, are very, very strong positions, and one thing to point out is the assets from WRECO actually come over at their book value in this transaction, so that makes for a very nice operation.

Nishu Sood:

Great. And one other one if I could. When we had talked in the past about the blueprint for TRI Pointe becoming a regional builder, it’s almost a perfect fit in what you’re getting from WRECO, with the exception of the D.C. operation. So thinking long-term here, this kind of changes the regional to a national, so how are you thinking about that going forward, as well?

Doug Bauer:

Nishu, I knew you’d ask me that question. But I’ve got my son playing lacrosse over there, so I need a reason to go to Washington, D.C.

Nishu Sood:

Got it.

Doug Bauer:

No, we, again, with our focus on building a regional platform, focus on really long-term attractive markets that have the key fundamental drivers of employment growth, household formation. We viewed actually Washington, D.C., and the Richmond area as a perfect complement. It’s going to add a few more miles to my travel schedule but you couldn’t have asked for a better opportunity and the team there in D.C. is unbelievable. They’ve got very deep local relationships, and they build a incredible product that is just along the same cultural lines that TRI Pointe is formed.

Nishu Sood:

Okay, great. Thanks a lot.

Barry Sternlicht:

Doug, it’s Barry. I just want to add one thing on this changing the strategy to the land bank. I mean I think the key to this Company is it’s big enough that it creates incredible optionality for Doug and the team to buy, sell, joint venture or lay off some of their land exposure if they want to, but as you all know, it’s gotten pretty competitive out there buying property and owning such (inaudible) holdings as Pardee, particularly in Southern California. We were going to get long land. That was the one place we wanted to get long land because they aren’t making any more of it, entitlements are very tricky and these guys know everything there is to know about land in Southern California. So we thought that was going to be a core strength of this transaction. It drives a lot of growth of the Company long-term and we were very comfortable taking on that exposure in that particular sub-market and market.

Nishu Sood:

Thanks, makes sense.

Operator:

Thank you. As a reminder, if you’d like to be placed in the question queue, please press star, one, on the telephone keypad. Our next question is coming from Ivy Zelman from Zelman and Associates. Please proceed with your question.

Ivy Zelman:

Good morning guys. Thank you for taking my question. Recognizing your mentioning, Barry I think, Doug or you mentioned the word “cultural,” when you think about the independent companies that have been part of the WRECO Company, many of those CEOs have been operating autonomously, and from a cultural perspective, just curious how you plan strategically to bring these companies together and how to retain this management of each of these entities that have driven the success of these individual companies, and what compensation are you providing them to keep them and retain them longer term?

Doug Bauer:

Well Ivy, this is Doug. Great question. I mean obviously the human capital element of home-building, as you and I have talked about, real estate is one, but the human capital is one A, one B, however you want to rank it, but we rank it right at the top, and of the more strategic and one of the huge benefits of this transaction is the fact that these companies operate on a very entrepreneurial local basis. They’ve got strong key leadership that is being retained in part of this transaction, and they know their local markets. When we, in our previous experience, over 20 years building up Lyon, that has always been our focus, and we think actually the key to unlocking the value in this transaction is to keep those operating teams operating in their format, to let them operate and build value in their local marketplaces. So that is a key multiple driver to Tom, Mike, and I, as we operate these businesses to continue to have them grow and expand locally. This is a very local business and that was actually one of the key drivers in our mind in creating value.

Ivy Zelman:

So will the CEOs of the individual companies be compensated with stock and is there any long-term contracts that have been provided to them?

Doug Bauer:

They are all being retained and currently have their compensation programs in place and they will be in place once we close this transaction, to secure the operations in each one of the areas. As we (cross talk).

Ivy Zelman:

Go ahead, sorry.

Doug Bauer:

Go ahead.

Ivy Zelman:

I was just going to ask, given that you are acquiring, you know, there’s obviously several companies in aggregate, are you anticipating from an accretive impact of synergies? And if so, how do you derive those synergies and in what form?

Doug Bauer:

Well, you know, the synergies from the combination primarily will happen as we move our operations over the next 12 months to Irvine, but the operating companies, from an operating standpoint are not changing. Everybody at WRECO is staying in place and that’s one of the huge benefits of this transaction. We hit the ground running. The additional operating synergies actually come from growing our ancillary businesses such as the mortgage company, expand some of our national purchasing programs and so forth. So, the benefit of this transaction is really building value in the combined operation and less about eliminating cost efficiencies at the overhead level.

Ivy Zelman:

And then just lastly, Doug, and you may be able to give us some perspective on it, but when you were underwriting this transaction or the merger, what’s your anticipated IRR on this, that you felt was achievable without expecting, you know, synergies from any SG&A savings, et cetera?

Doug Bauer:

Well Ivy, we spent considerable amount of time in due diligence working with our advisors, taking a look at the financial performance of these companies and we feel very comfortable and confident in our underwriting this value as you compare it to our peer group. But as we file our necessary financial documents under this RMT structure, we will provide for that information once we close.

Ivy Zelman:

Got it. Well thank you very much, Doug. Appreciate it.

Doug Bauer:

Thanks Ivy.

Operator:

Thank you. Our final question today will come from Mark Weintraub from Buckingham Research. Please proceed with your question.

Mark Weintraub:

Thank you, a couple questions. First, I was hoping, if possible, can we get a little more color on where the land holdings in California, what percentage is in the San Diego area? How much is in the Inland Empire, et cetera? Is that something that you can share with us at this point?

Doug Bauer:

Hi Mark, this is Doug. To be honest with you, I don’t have the percentages broken off right in front of me right now, but I can tell you that between San Diego, the Inland Empire and Los Angeles, which are the three market areas that Pardee kind of dominates, it provides an excellent footprint for home building operation and land sales. But we can follow up with that information later.

Mark Weintraub:

Okay, great. And when you think about the rate of growth in these markets, particularly in the California markets, do you anticipate they will be largely growing with market growth? Or do you have the capability to essentially speed up the process with your lot position and grow meaningfully faster than what the sub-markets would be growing?

Doug Bauer:

Well, when you take a look at combining the TRI Pointe operation, which represents, as of June, a little over 2,600 lots, along with the Pardee operation, it provides an excellent foundation to set up housing operations in the Los Angeles, Inland Empire, San Diego, and the Orange County marketplaces. I break them down that way because they’re really sub-markets; each one is very unique in its own right, and what Pardee offers is a base to establish those housing opportunities, both in housing and land sales, but it also provides us a team, those teams in place, and those market areas to continue to expand our merchant and land development opportunities. So, we think it’s an unbelievable opportunity.

Mark Weintraub:

Okay, great. And a question for Doyle, if I could? The $700 million that will come from WRECO to Weyerhaeuser, is there—what’s going to be the use of those monies?

Doyle Simons:

Good morning Mark. As I mentioned, you know, our financial priorities as we’ve highlighted before, Mark, start with returning cash to shareholders through a growing and sustainable dividend, and also share repurchase when appropriate. We’ll also look to invest in our business through high-return capital process—projects, I’m sorry.. Pursue growth opportunities, and of course, we’ll always maintain an appropriate capital structure. So as we look at the proceeds from this transaction going forward, that’s the way we will prioritize the proceeds.

Mark Weintraub:

Okay. Thank you very much.

Doyle Simons:

Thank you.

Operator:

Thank you. We’ve reached the end of our question and answer session. I would like to turn the floor back over to Mr. Bauer for closing remarks.

Doug Bauer:

Well, I want to thank everyone for joining us this morning. We are very, very excited. This is a powerful combination. Tom, Mike and I want to thank everybody at the Weyerhaeuser team, and Doyle and his team for putting this opportunity together and working in tandem as it’s really a form of a partnership. We look forward to reporting our own third quarter earnings on November 13th. So thank you everybody and have a great day.

Operator:

Thank you. That does conclude today’s teleconference. You may disconnect your lines at this time, and have a wonderful day. We thank you for your participation today.

Forward-Looking Statements

This transcript contains statements concerning Weyerhaeuser Company (“Weyerhaeuser”) and TRI Pointe Homes, Inc. (“TRI Pointe”) that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on various assumptions and the current expectations of the management of Weyerhaeuser and TRI Pointe, and may not be accurate because of risks and uncertainties surrounding these assumptions and expectations. Factors listed below, as well as other factors, may cause actual results to differ significantly from these forward-looking statements. There is no guarantee that any of the events anticipated by these forward-looking statements will occur. If any of the events occur, there is no guarantee what effect they will have on the operations or financial condition of Weyerhaeuser or TRI Pointe. Forward-looking statements included herein are made as of the date hereof, and Weyerhaeuser and TRI Pointe undertake no obligation to publicly update or revise any forward-looking statement unless required to do so by the federal securities laws.

Some forward-looking statements discuss Weyerhaeuser’s and TRI Pointe’s plans, strategies and intentions. They use words such as “expects,” “may,” “will,” “believes,” “should,” “would,” “could,” “approximately,” “anticipates,” “estimates,” “targets,” “intends,” “likely,” “projects,” “positioned,” “strategy,” “future,” and “plans.” In addition, these words may use the positive or negative or other variations of those terms. Forward-looking statements in this transcript include statements regarding the expected effects on Weyerhaeuser, Weyerhaeuser Real Estate Company (“WRECO”) and TRI Pointe of the proposed distribution of WRECO to Weyerhaeuser’s shareholders and merger of WRECO with a subsidiary of TRI Pointe (the “Transaction”), the anticipated timing and benefits of the Transaction and whether the Transaction will be tax-free for Weyerhaeuser and its shareholders for U.S. federal income tax purposes. Forward-looking statements also include all other statements in this transcript that are not historical facts.

These statements are based on the current expectations of the management of Weyerhaeuser and TRI Pointe (as the case may be) and are subject to uncertainty and to changes in circumstances. Major risks, uncertainties and assumptions include, but are not limited to: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; Weyerhaeuser’s and TRI Pointe’s ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain shareholder and regulatory approvals and the anticipated tax treatment of the Transaction and related transactions; risks relating to any unforeseen changes to or effects on liabilities, future capital expenditures, revenues, expenses, earnings, synergies, indebtedness, financial condition, losses and future prospects; TRI Pointe’s ability to integrate WRECO successfully after the closing of the Transaction and to achieve anticipated synergies; the risk that disruptions from the Transaction will harm Weyerhaeuser’s or TRI Pointe’s businesses; the effect of general economic conditions, including employment rates, housing starts, interest rate levels, availability of financing for home mortgages, and the strength of the U.S. dollar; and other factors described under “Risk Factors” in each of Weyerhaeuser’s and TRI Pointe’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

Additional Information and Where to Find It

In connection with the proposed “Reverse Morris Trust” transaction between TRI Pointe Homes and Weyerhaeuser, pursuant to which the homebuilding subsidiary of Weyerhaeuser, WRECO (with certain exclusions), will be combined with TRI Pointe, TRI Pointe will file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include a prospectus. TRI Pointe will also file a proxy statement which will be sent to the TRI Pointe shareholders in connection with their vote required in connection with the transaction. In addition, WRECO expects to file a registration statement in connection with its separation from Weyerhaeuser. Investors and security holders are urged to read the proxy statement and registration statement/prospectus and any other relevant documents when they become available, because they will contain important information about TRI Pointe, the real estate business of Weyerhaeuser and the proposed transaction. The proxy statement and registration statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Weyerhaeuser upon written request to Weyerhaeuser Company, 33663 Weyerhaeuser Way South, Federal Way, Washington 98003, Attention: Vice President, Investor Relations, or by calling (800) 561-4405, or from TRI Pointe upon written request to TRI Pointe Homes, Inc., 19520 Jamboree Road, Irvine, California 92612, Attention: Investor Relations, or by calling (949) 478-8696.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of TRI Pointe or Weyerhaeuser. However, Weyerhaeuser, TRI Pointe and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TRI Pointe’s shareholders in connection with the proposed transaction. Information about the Weyerhaeuser’s directors and executive officers may be found in its Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC on February 19, 2013 and the definitive proxy statement relating to its 2013 Annual Meeting of Shareholders filed with the SEC on February 26, 2013. Information about the TRI Pointe’s directors and executive officers may be found in its Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC on March 28, 2013. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the direct and indirect interests of these participants, whether by security holdings or otherwise, will be included in the registration statement/prospectus, proxy statement and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.